1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated September 5, 2005	4

FORWARD-LOOKING STATEMENTS

The Press Release of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: September 6, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

TOM ONLINE, SKYPE ANNOUNCE JOINT VENTURE IN CHINA

Skype’s First Joint Venture Demonstrates Commitment to China’s

Fast-Growing Market

(Beijing, China & Luxembourg, September 5, 2005) - TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282), China’s leading wireless Internet company, and Skype, the pioneering global Internet communications company which makes it possible for anyone with an Internet connection to make free high-quality phone calls to anyone in the world, today announced they have signed an agreement to establish a joint venture to further cement their strategic partnership in China’s rapidly growing online communication market.

Working together will allow an even deeper level of integration between Skype’s award winning software and services with TOM Online’s over 70 mn wireless Internet users. The joint venture will leverage TOM Online’s mobile and Skype’s Internet communications expertise to further develop advanced communication and community features for mobile Internet platforms.

Skype and Tom Online launched their relationship in November, 2004 with a customised simplified Chinese version of Skype, which was co-developed by the companies. The co-branded software has attracted about 3.4 million registered users to date, making China one of Skype’s top three markets. The latest version incorporates a TOM Online tab, which makes TOM Online’s leading wireless products and the contents of its popular media portal directly accessible from within the Skype experience.

8th Floor, Tower W3, Oriental Plaza, No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

The joint venture holding structure will be 51% and 49% by TOM Online and Skype, respectively. Under the agreement, this joint venture company will develop, customise and distribute a simplified Chinese version of the Skype software and premium services to Internet users and service providers in China.

“Tom Online have already been a wonderful partner to Skype and we’re delighted to now take our relationship to the next level through the formation of this joint venture. By uniting Skype’s market-leading global Internet communications platform with TOM Online’s wireless leadership and understanding of the needs of Chinese market we believe we have a powerful mix of skills in place to bring the Skype experience to millions of Internet users,” said Niklas Zennström, Chief Executive Officer and Co-Founder of Skype.

“In less than a year since beginning our cooperation with Skype, we have seen robust growth in user numbers. It indicates Chinese Internet users’ readiness to take advantage of the latest communication technologies available,” said Wang Lei Lei, Chief Executive Officer and an Executive Director of TOM Online. “The signing of this joint venture agreement is a testament to both companies’ confidence in the tremendous business potential of the joint venture, given Skype’s unrivalled technology strength and TOM Online’s unique knowledge of China’s market.”

China is the world’s largest mobile phone market by users with more than 360 million subscribers at the end of June, 2005. Its number of Internet users is expected to grow to approximately 154 million by 2007, representing a compound annual growth rate of 18% since 2003, according to technology consultancy IDC. In addition, the demand for broadband grew by more than 140% to almost 43 million users in January 2005 from a year earlier. With the convergence of mobile and Internet technologies, Skype and Tom Online’s joint venture is uniquely positioned to drive even more broadband uptake and capture the growth opportunities in China’s substantial communications market, which was valued at RMB 572.6 billion (or about US$70.8 billion) for the year 2004, according to government statistics.

Terms of the deal were not disclosed.

ENDS

About Skype Technologies S.A.

Skype, the Global Internet Communications Company(TM), allows people everywhere to make free, unlimited, superior quality voice calls via its award-winning innovative peer-to-peer software for Windows, Linux, Mac OS X, and Pocket PC platforms. Skype is available in 27 languages and is the fastest growing voice communications offering worldwide. Since its launch in August 2003, Skype has been downloaded more than 155 million times in 225 countries and territories. Over 52 million people registered to use Skype’s free services, with over 3 million simultaneous users. Skype has more than 2 million premium customers, with over 12 billion minutes served. Skype Technologies S.A. is headquartered in Luxembourg and is growing its offices in London and Tallinn. Skype Technologies is privately held and backed by top tier international venture capital firms, including Bessemer Venture Partners, Draper Fisher Jurvetson, Index Ventures, and Mangrove Capital Partners. www.skype.com

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless internet services and online advertising. The company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of June 30, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

8th Floor, Tower W3, Oriental Plaza, No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Forward Looking Statement

The Press Release of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 [and 1.2] to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

Media Enquiry:

Rico Ngai

TOM Online Inc.

Tel: +86 (10) 6528-3399 ext 6940

Mobile: +86 139-1189-5354

Email: ricongai@tomonline-inc.com

Skype Name: ricoinrio

Kat James

Skype Technologies S.A.

Skype Name: katjames

Tel: +44 1273 728331

Email: kat.james@skype.net

Sara Myers

Skype Technologies S.A.

Skype Name: saramyersla

Tel: + 44 2078 702651

Email: sara.myers@skype.net

8th Floor, Tower W3, Oriental Plaza, No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com